UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File No: 333-53075 & 333-124401

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE CROGHAN COLONIAL BANK
401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Croghan Bancshares, Inc.
323 Croghan Street
Fremont, Ohio 43420

REQUIRED INFORMATION

(a) The Croghan Colonial Bank 401(k) Profit Sharing Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedules of the Plan for the fiscal year ended December 31, 2004, which have prepared in accordance with the financial reporting requirements of ERISA, are filed as a part of this Form 11-K report.

(b) Exhibit 23 – Consent of Independent Accountant

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CROGHAN COLONIAL BANK
401(k) PROFIT SHARING PLAN

By: Plan Administrative Committee

Date: June 24, 2005

Pamela J. Swint
Pamela J. Swint
(on behalf of the Plan Administrative Committee, as Plan Administrator)

THE CROGHAN COLONIAL BANK
401(k) PROFIT SHARING PLAN

Financial Statements and Supplemental Schedules

PAGE

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Report of Independent Registered Public Accounting Firm

The Plan Administrator
The Croghan Colonial Bank 401(k)
Profit Sharing Plan
Fremont, Ohio

We have audited the accompanying statements of net assets available for benefits of The Croghan Colonial Bank 401(k) Profit Sharing Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Croghan Colonial Bank 401(k) Profit Sharing Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of loans or fixed income obligations in default or classified as uncollectible, nonexempt transactions and assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Toledo, Ohio
May 11, 2005

THE CROGHAN COLONIAL BANK 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2004 and 2003

	2004	2003
ASSETS		
Investments:		
Participant – directed	$ 7,065,775	$ 6,094,312
Nonparticipant – directed	174,877	151,068
Total investments	7,240,652	6,245,380
Receivables:		
Participant contributions	-	10,339
Employer contributions	-	3,607
Accrued investment income	22,573	3,772
Total receivables	22,573	17,718
Cash	9,181	2,360
NET ASSETS AVAILABLE FOR BENEFITS	$ 7,272,406	$ 6,265,458

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

THE CROGHAN COLONIAL BANK 401(k) PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2004 and 2003

	2004	2003
ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS		
Investment income:		
Net appreciation in fair value of investments	$ 408,119	$ 775,760
Interest, including $45,395 in 2004 and $61,036 in 2003 from The Croghan Colonial Bank – Savings Account	89,967	74,317
Dividends, including $13,887 in 2004 and $12,396 in 2003 from Croghan Bancshares, Inc. common stock	72,776	66,698
Net investment income	570,862	916,775
Contributions:		
Employer	268,362	239,759
Participants, including rollover contributions from other plans of $11,862 in 2004	280,355	232,082
Total contributions	548,717	471,841
Total additions	1,119,579	1,388,616
DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS		
Benefits paid to participants, including loan advances	112,631	146,111
Net increase	1,006,948	1,242,505
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year	6,265,458	5,022,953
End of year	$ 7,272,406	$ 6,265,458

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

THE CROGHAN COLONIAL BANK 401(k) PROFIT SHARING PLAN
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2004 and 2003

Significant accounting policies followed in preparing the financial statements of The Croghan Colonial Bank 401(k) Profit Sharing Plan (the Plan) are presented below.

BASIS OF PRESENTATION

The accompanying financial statements of the Plan are prepared under the accrual method of accounting. Such financial statements present the net assets available for benefits and changes in such net assets.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. The fair value of mutual funds is determined using the quoted net asset value of the specific fund. The fair value of Croghan Bancshares, Inc. common stock is determined based on the most recent purchases and sales of the stock transacted by the market intermediary. Participant loans receivable and cash equivalents are valued at cost which approximates fair value.

The net appreciation (depreciation) in fair value of investments includes reinvested capital gain distributions earned on mutual funds during the year, as well as the net appreciation (depreciation) in fair value of investments purchased, sold and held during the year.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

PAYMENT OF BENEFITS

Benefit payments to participants are recorded upon payment.

ADMINISTRATIVE EXPENSES

All administrative expenses incurred in connection with the operation of the Plan are paid directly by the Plan's sponsor, The Croghan Colonial Bank (the Bank).

This information is an integral part of the accompanying financial statements.

THE CROGHAN COLONIAL BANK 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Plan provides only general information. The Plan was adopted from a prototype plan of Universal Pension, Inc. Participants should refer to the Plan agreement and "Summary Plan Description" for a more complete description of the Plan's provisions.

General

The Plan, which was established January 1, 1997 and amended effective January 1, 2002, is a voluntary salary deferral and profit sharing 401(k) plan in which non-collective bargaining unit employees of the Bank who have completed 1,000 hours of service and have attained age 18 are eligible to participate. As a result of the January 1, 2005 acquisition of The Custar State Bank (Custar) by Croghan Bancshares, Inc., employees of Custar are also eligible to participate in the Plan effective January 1, 2005. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Funding Policy

Plan participants may defer and contribute up to an unspecified percentage of their annual compensation, as defined in the Plan's agreement, subject to certain limitations as specified in the Internal Revenue Code.

The Bank may make discretionary matching contributions as defined in the Plan's agreement. For the years ended December 31, 2004 and 2003, the Bank elected to contribute 50% of each participant's compensation deferral contribution, up to 6% of the participant's annual compensation (for a maximum matching contribution of 3% of annual compensation). Matching contributions to the Plan amounted to $95,362 in 2004 and $89,509 in 2003.

The Plan has adopted safe harbor provisions with respect to profit sharing contributions. Under the safe harbor provisions, profit sharing contributions are discretionary, but must be at least 3% of annual compensation. Participants are immediately vested in profit sharing contributions made under the safe harbor provisions, and participants are not required to be employed by the Bank on the last day of the plan year to participate in profit sharing contributions.

Profit sharing contributions to the Plan amounted to $173,000 in 2004 and $150,250 in 2003.

Participant Accounts

Each participant's account is credited with the participant's compensation deferral contribution, an allocation of the Bank's discretionary matching and profit sharing contributions and an allocation of the investment earnings or loss of the funds in which the participant chooses to invest.

The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Investment Options

Participants may direct the investment of the assets in their individual account into various investment funds which have been approved by the plan administrator. The Plan presently offers 10 mutual funds, a federally-insured bank savings account, and Croghan Bancshares, Inc. common stock (up to 10% of market value of participant's account balance) as investment options for plan participants.

Vesting

Participants are vested immediately in their deferred contributions and safe harbor profit sharing contributions made by the Bank, as well as actual earnings or losses thereon. Vesting in the Bank's discretionary matching and profit sharing contributions, other than safe harbor profit sharing contributions, plus earnings or losses thereon, is based on years of continuous service. A participant is fully vested after six years of credited service.

Participant Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. Loan terms may not extend beyond 5 years or the retirement of the individual participant. Loans are secured by the balance in the participant's account and bear interest at the Bank's prime rate plus 1%. Principal and interest is paid ratably through payroll deductions. Loans which are more than 30 days delinquent as to principal and interest are considered in default. The Plan had one defaulted loan with an outstanding balance amounting to $3,284 at December 31, 2004 and 2003.

Payment of Benefits

The normal retirement date is the date a participant reaches age 65. When a participant reaches the normal retirement date, or reaches age 55 with 15 years of service, terminates employment with the Bank, becomes totally disabled or dies while participating in the Plan, they are entitled to receive the vested amount in their individual account.

If a participant dies before receiving all of the benefits in their account, the surviving spouse will receive the remainder in the participant's account as an annuity, a lump sum, or in installments. If the participant is not married at the time of death, the participant's beneficiary may elect to receive the remainder in the account in either a lump sum or in installments.

If benefits are elected to be received in installments, the installments may be made annually or quarterly over a period not to exceed the participant's life expectancy or the joint-life expectancy of the participant and designated beneficiary at the time the election is made.

The Plan, as amended, also provides for in-service withdrawals for active participants.

Forfeited Accounts

Forfeited nonvested accounts amounted to $5,299 in 2004 and $1,425 in 2003. Such amounts are allocated to the accounts of active participants as additional contributions during the first quarter of the subsequent plan year.

NOTE 2 - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2004 and 2003, are as follows:

	2004	2003
Cash equivalents:		
The Croghan Colonial Bank – Savings Account	$ 1,910,531	$ 1,686,819
Common stock – Croghan Bancshares, Inc.	475,675	404,211
Mutual funds:		
Dodge & Cox Balanced Fund	1,019,007	374,865
Federated Fortress Bond Fund	-	459,962
Fidelity Advisor Equity Income Fund	480,483	571,665
Fidelity Low-Price Stock Fund	451,414	-
Harbor International Fund	508,490	-
Janus Worldwide Fund	-	605,577
Legg Mason Value Trust Fund	578,523	532,975
Vanguard 500 Index Fund	604,415	588,830

The Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

	2004	2003
Mutual funds	$ 378,573	$ 697,017
Common stock	29,546	78,743
Net appreciation in fair value of investments	$ 408,119	$ 775,760

NOTE 3 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the significant components of net assets and changes in net assets available for benefits relating to nonparticipant-directed investments as of and for the years ended December 31, 2004 and 2003, are as follows:

	2004	2003
Net assets:		
Federated Prime Obligation Money Market Fund	$ 174,877	$ 151,068
Changes in net assets:		
Interest	$ 1,176	$ 859
Contributions	173,000	150,250
Transfers to participant-directed investments	(150,367)	(159,683)
Net change in nonparticipant-directed net assets available for benefits	$ 23,809	$ (8,574)

NOTE 4 - TERMINATION

Although the Bank has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants become fully vested in their account balance.

NOTE 5 - FEDERAL INCOME TAXES

The Internal Revenue Service has determined, in a letter dated August 7, 2001, that the prototype plan of Universal Pension, Inc. is designed in accordance with applicable sections of the Internal Revenue Code. While a separate letter of determination has not been obtained for the Plan, the plan administrator believes that the Plan qualifies as a tax-exempt plan.

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2004 and 2003, is as follows:

	2004	2003
Net assets available for benefits per the financial statements	$ 7,272,406	$ 6,265,458
Participant loan reported as deemed distribution	(3,284)	(3,284)
Net assets available for benefits per Form 5500	$ 7,269,122	$ 6,262,174

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL INFORMATION

THE CROGHAN COLONIAL BANK 401(k) PROFIT SHARING PLAN
FEIN: 34-1415683 – PLAN 002
SCHEDULE G, PART I
SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
IN DEFAULT OR CLASSIFIED AS UNCOLLECTIBLE
Year Ended December 31, 2004

Identity and Description	Original amount of loan	Amount received during reporting year: Principal	Amount received during reporting year: Interest	Unpaid balance at end of year	Description
Participant loan: Shellhammer, Douglas L. 207 York Street Bellevue, OH 44811	$ 3,358	$ -	$ -	$ 3,284	Loan issued 12/1/99, 9.25%, maturity date 12/1/04, default date 5/23/00.

NOTE: Participant has been unable to make payments on loan due to financial hardship. The plan administrator expects to eventually recover the loan from the balance of the participant's account.

THE CROGHAN COLONIAL BANK 401(k) PROFIT SHARING PLAN
FEIN: 34-1415683 – PLAN 002
SCHEDULE G, PART III –
NONEXEMPT TRANSACTIONS
Year Ended December 31, 2004

Party involved	Relationship to Plan	Description of transaction
Robert L. Overmyer	Officer of Plan sponsor	Participant loan, with interest at 9.50%. Prohibited loan amount, $323.
Richard G. Stein	Officer of Plan sponsor	Participant loan, with interest at 5.25%. Prohibited loan amount, $143.

NOTE: Prohibitive transactions resulted from the refinancing of existing loans. Loans were repaid by the respective participants during the 2004 plan year.

THE CROGHAN COLONIAL BANK 401(k) PROFIT SHARING PLAN
FEIN: 34-1415683 – PLAN 002
SCHEDULE H, LINE 4i –
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Shares/ units	Description	Cost	Fair value
	Cash equivalents:		
$ 1,910,531	* The Croghan Colonial Bank – Savings Account	$ -	$ 1,910,531
174,877	Federated Prime Obligation Money Market Fund	174,877	174,877
5,077	Federated Trust for U.S. Treasury Obligations	-	5,077
			2,090,485
13,250	* Common stock – Croghan Bancshares, Inc.	-	475,675
	Mutual funds:		
12,842	Dodge and Cox Balanced Fund	-	1,019,007
38,185	Federated Fortress Bond Fund	-	351,688
17,589	Federated GNMA Trust Fund	-	196,992
55,306	Federated Kaufman Fund	-	296,441
16,777	Fidelity Advisor Equity Income Fund	-	480,483
11,215	Fidelity Low-Price Stock Fund	-	451,414
11,908	Harbor International Fund	-	508,490
8,136	Legg Mason Value Trust Fund	-	578,523
5,414	Vanguard 500 Index Fund	-	604,415
10,519	Vanguard LT Corporate Bond Fund	-	100,458
			4,587,911
	Participant loans, with interest ranging from 5.0% to 9.5%, payable bi-weekly through June 2009	-	86,581
TOTAL ASSETS (HELD AT END OF YEAR)			$ 7,240,652

* Party-in-interest

NOTES:
(1) Total number of units for each account are rounded to the nearest whole unit.

(2) The cost for participant-directed investments is not required to be reported.

EXHIBITS INDEX

Exhibit No.	Description	Page No.
23	Consent of Independent Accountant	17

Clifton
Gunderson LLP
Certified Public Accountants & Consultants

Exhibit 23

Consent of Independent Accountant

The Plan Administrator
The Croghan Colonial Bank 401(k)
Profit Sharing Plan
Fremont, Ohio

We consent to the incorporation by reference in the Registration Statement (Forms S-8, No. 333-53075 and No. 333-124401) pertaining to The Croghan Colonial Bank 401(k) Profit Sharing Plan of our report dated May 11, 2005, with respect to the financial statements and supplemental schedules of The Croghan Colonial Bank 401(k) Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

Clifton Gunderson LLP

Toledo, Ohio
June 23, 2005